Exhibit 99.1

Springview Holdings Ltd. Announces Exclusive Singapore Distribution Agreement
Marking Entry into the Building Materials Market

Agreement entered into between Springview Enterprises Pte. Ltd. and Future Faith Pte. Ltd.

Singapore, Jan. 05, 2026 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (“Springview” or the “Company”) today announced that its wholly owned operating subsidiary in Singapore, Springview Enterprises Pte. Ltd., has entered into an exclusive distribution agreement for the Singapore market with Future Faith Pte. Ltd. (“Future Faith”).

Pursuant to the agreement, Springview Enterprises Pte. Ltd. will act as Future Faith’s exclusive distributor in Singapore for designated premium hardwood and sawn timber products. The arrangement covers marketing, sales and customer development activities within Singapore and is intended to support Springview’s entry into the local building materials market.

Future Faith is a Singapore-based timber trading company principally engaged in the trading of premium African hardwood logs sourced from government-authorized concession areas in the Democratic Republic of the Congo (“DRC”), as well as European Ash sawn timber sourced from established third-party processors in Vietnam. In recent periods, Future Faith expanded its product portfolio to include sawn timber products, enabling access to markets where processed timber is preferred.

Future Faith serves customers across Mainland China, Hong Kong, Vietnam, Japan and Dubai, with a customer base comprising log traders, wood-processing companies, manufacturers and trading entities. Its operations emphasize supplier collaboration, product traceability and flexible logistics arrangements.

Strategic Rationale

Springview believes that entering the building materials segment through a distribution model allows the Company to capture higher-margin opportunities and build more stable and recurring revenue streams, while leveraging its existing construction expertise and established customer relationships in Singapore.

Premium hardwood products are in strong demand for landed residential properties in Singapore, and the Company believes this segment has the potential to scale regionally over time as customer demand and sourcing capabilities expand. The distribution arrangement provides Springview with an asset-light entry into the building materials value chain without requiring upfront capital investment in manufacturing or forestry assets.

“This agreement allows us to extend our participation along the construction value chain in a disciplined and commercially focused manner,” said Zhuo Wang, Chief Executive Officer of Springview Holdings Ltd. “By leveraging our on-the-ground execution capabilities and customer base in Singapore, we believe this partnership positions us to capture attractive opportunities in the premium building materials segment.”

The agreement does not involve any acquisition of equity interest in Future Faith and does not require Springview to make any upfront acquisition payment.

About Future Faith Pte. Ltd.

Future Faith Pte. Ltd. is a Singapore-based timber trading company focused on the sourcing and distribution of premium African hardwood logs from authorized concession areas in the DRC, as well as sawn timber products sourced from third-party processors in Vietnam. The company serves customers across Asia and the Middle East.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL), through its wholly owned operating subsidiary, Springview Enterprises Pte. Ltd., designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com